Advaxis, Inc.
Technology Centre of New Jersey
675 Route 1
North Brunswick, NJ 08902

September 1, 2010

VIA EDGAR

Securities and Exchange Commission
Attention:  Jim B. Rosenberg
Mail Stop 3010
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Advaxis, Inc.
Form 10-Q for Fiscal Quarter Ended April 30, 2010
Filed June 3, 2010
File No. 000-28489

Dear Mr. Rosenberg:

On behalf of Advaxis, Inc., a Delaware corporation (the “Company”), this letter responds to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mark J. Rosenblum of the Company dated August 19, 2010 (the “Comment Letter”).  For your convenience, the comment of the Staff is reproduced below in bold type and italics and is followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended April 30, 2010
Financial Statements
Notes to Financial Statements
7. Shareholder’s Equity
Preferred Equity Financing, page 12

1.           You classified non-convertible, redeemable Series A Preferred Stock issued in 2010 as shareholders’ equity. Since your Series A Preferred Stock is subject to repurchase at the investor’s election under certain circumstances, or following the consummation of certain fundamental transactions, at the option of a majority of the preferred stock holders please tell us why you have classified the preferred stock issuances as shareholders’ equity. Please refer to ASC 480-10-S99 and ASC 210-10-S99.

Response to Comment 1

1.  The Company classified its non-convertible, redeemable Series A Preferred Stock (the “Series A Preferred Stock”) issued in 2010 as shareholders’ equity because the redemption feature contained in the Series A Preferred Stock was solely in the control of the Company and the Series A Preferred Stock was not subject to repurchase at the election of the Investor (as defined below) under any circumstances at any time.

Securities and Exchange Commission
September 1, 2010

Section 6 of the Company’s Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (the “Series A Certificate of Designations”), included as Exhibit 4.1 to, and incorporated by reference into, the Company’s Current Report on Form 8-K dated September 25, 2009 (the “Series A Current Report”), provides in relevant part that upon or after the fifth anniversary of the initial issuance date of the Series A Preferred Stock, the Company shall have the right, at the Company’s option, to redeem all or a portion of the shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Value (as defined in the Series A Certificate of Designations).  Neither the Series A Certificate of Designations, nor the Series A Preferred Stock Purchase Agreement dated September 24, 2009 between the Company and the purchaser of the Series A Preferred Stock (the “Investor”) (included as Exhibit 10.1 to, and incorporated by reference into, the Series A Current Report), provides for any other redemption or repurchase rights at the option of either the Company or the Investor.  Accordingly, and in accordance with ASC 480-10-S99 and ASC 210-10-S99, the Company classified its Series A Preferred Stock as shareholders’ equity.

On July 19, 2010, as reported in the Company’s Current Report on Form 8-K dated July 20, 2010 (the “Series B Current Report”), the Company (i) entered into a Series B Preferred Stock Purchase Agreement with the Investor (the “Series B Purchase Agreement”) pursuant to which the Investor agreed to purchase, upon the terms and subject to the conditions set forth therein, up to 750 shares of the Company’s newly authorized, non-convertible, redeemable Series B Preferred Stock (the “Series B Preferred Stock”) and (ii) issued 500 shares of Series B Preferred Stock to the Investor in exchange for the 500 shares of Series A Preferred Stock then outstanding so that all shares of the Company’s preferred stock held or subsequently purchased by the Investor under the Series B Purchase Agreement would be redeemable upon substantially identical terms.  Following the consummation of such exchange, no shares of Series A Preferred Stock were issued or outstanding.

Section 6 of the Company’s Certificate of Designations of Preferences, Rights and Limitations of Series B Preferred Stock (the “Series B Certificate of Designations”), included as Exhibit 4.1 to, and incorporated by reference into, the Series B Current Report, similarly provides that the Series B Preferred Stock is redeemable under the circumstances described in the Series B Certificate of Designations solely at the option of the Company.  Except for such Company redemption rights described in the previous sentence, neither the Series B Certificate of Designations, nor the Series B Preferred Stock Purchase Agreement, provides for any other redemption or repurchase rights at the option of either the Company or the Investor.

Although the narrative description of the Series B Preferred Stock contained in the Series B Current Report does not provide or otherwise indicate that the Series B Preferred Stock is redeemable at the option of the Investor under any circumstances, such narrative description does state that the Series B Preferred Stock is “subject to repurchase by the Company following the consummation of certain fundamental transactions.”  Therefore, the Company will amend the Series B Current Report to state, and further clarify in its Quarterly Report on Form 10-Q for the three months ended July 31, 2010 (the “Third Quarter Quarterly Report”) (which is due no later than September 15, 2010), that the Series B Preferred Stock is only redeemable at the option of the Company as set forth in the Series B Certificate of Designations and not otherwise subject to redemption or repurchase by the Company in any circumstances.

Securities and Exchange Commission
September 1, 2010

At the Staff’s request, this letter constitutes an acknowledgement on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 1, 2010

If you should have any questions about this letter or require any further information, please call me at 732-545-1590, x3201.

Sincerely,

/S/ MARK J. ROSENBLUM

Mark J. Rosenblum

cc:           Robert H. Cohen, Esq.